File No. 70-6171


                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                  ----------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 28
                                      TO
                                   FORM U-1
                  ----------------------------------

                          APPLICATION OR DECLARATION

                                   under the

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                     * * *

                           APPALACHIAN POWER COMPANY
                   40 Franklin Road, Roanoke, Virginia 24011
                   -----------------------------------------
                  (Name of company filing this statement and
                   addresses of principal executive offices)

                                     * * *

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
                    (Name of top registered holding company
                    parent of each applicant or declarant)

                                     * * *

                A. A. Pena, Senior Vice President and Treasurer
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215


                        Susan Tomasky, General Counsel
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
                 (Names and addresses of agents for service)

      The undersigned Appalachian Power Company ("Appalachian"), a wholly-owned utility subsidiary of American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), hereby amends as follows its Application or Declaration on Form U-1 in File No. 70-6171, as heretofore amended:

      By amending and restating the paragraphs at the end of Item 1 which were added by Post-Effective Amendment No. 27 as follows:

      By order dated June 30, 1978 (HCAR No. 20610), the Commission authorized Appalachian, among other things, to enter into an agreement of sale ("Agreement") with Mason County, West Virginia ("County"), concerning the financing of pollution control facilities ("Facilities") at Appalachian's Mountaineer and Philip Sporn Units 1 and 3. Under the Agreement, the County may issue and sell its pollution control revenue bonds ("Revenue Bonds") or pollution control refunding bonds ("Refunding Bonds" and, together with Revenue Bonds, "Bonds"), in one or more series, and deposit the proceeds with the Trustee ("Trustee") under an indenture ("Indenture") entered into between the County and the Trustee. The Trustee applies the proceeds to the payment of the costs of construction of the Facilities or, in the case of proceeds from the sale of Refunding Bonds, to the payment of principal, premium (if any) and/or interest on Bonds to be refunded.

      The same order also authorized Appalachian to convey an undivided interest in a portion of the Facilities to the County, and to reacquire that interest under an installment sales arrangement ("Sales Agreement") requiring Appalachian to pay as the purchase price semi-annual installments in an amount that, together with other funds held by the Trustee under the Indenture for that purpose, will enable the County to pay, when due, the interest and principal on the Bonds. To date, the County has issued and sold eight series of Bonds in an aggregate principal amount of $350 million, of which $130 million presently are outstanding.

      It is proposed that the County will issue and sell an additional series of Bonds in the aggregate principal amount of up to $10,000,000 (the "Series L Refunding Bonds"), the proceeds of which will be used to provide for the redemption on or prior to maturity of $10,000,000 principal amount of the Series H Bonds of the County. It is contemplated that the Series L Refunding Bonds will be issued pursuant to the Indenture as supplemented by an Eleventh Supplemental Indenture of Trust between the County and the Trustee, the form of which is filed as Exhibit B-13 hereto ("Supplemental Indenture"). Pursuant to the Indenture and the Supplemental Indenture, the proceeds of the sale of the Series L Refunding Bonds will be deposited by the County with the Trustee and applied by the Trustee to the payment of the entire $10,000,000 principal amount of Series H Bonds. Appalachian proposes to enter into an amended Sales Agreement in connection with the Series L Refunding Bonds under essentially the same terms and conditions of the original Sales Agreement.

      It is contemplated that the Series L Refunding Bonds will be sold pursuant to arrangements with a group of underwriters. While Appalachian will not be a party to the underwriting arrangements for the Series L Refunding Bonds, the Agreement provides that the Series L Refunding Bonds shall have such terms as shall be specified by Appalachian. If it is deemed advisable, the final form of the Supplemental Indenture may provide for a sinking fund pursuant to which a portion of all the Series L Refunding Bonds issued could be retired annually. In addition, the Series L Refunding Bonds may not, if it is deemed advisable, be redeemable optionally in whole or in part for a period of time. Finally, if it is deemed advisable, the Series L Refunding Bonds may be provided some form of credit enhancement, including but not limited to a letter of credit, bond insurance, standby purchase agreement or surety bond.

      Appalachian understands that the Series L Refunding Bonds can be issued under circumstances that the interest on such Bonds will be excludable from gross income under the provisions of Section 103 of the Internal Revenue Code of 1986, as amended (except for interest on any such Bond during a period in which it is held by a person who is a substantial user of the Project or a related person), and that while it is not possible to predict precisely the interest rate which may be obtained in connection with the issuance of bonds having such characteristics, the annual interest rate on tax exempt obligations historically has been, and can be expected under current circumstances to be, 1-1/2% to 2-1/2% or more lower than the rates of obligations of like tenor and comparable quality, interest on which is fully subject to Federal income tax.

      Appalachian will not agree, without further Order of this Commission, to the issuance of any Series L Bond if (i) the stated maturity of any such Bond shall be more than forty (40) years; (ii) if the fixed rate of interest to be borne by any Series L Bond shall exceed 8% per annum or the initial rate of interest to be borne by any fluctuating rate Series L Bond shall exceed 8%;
(iii) if the discount from the initial public offering price of any such Bond shall exceed 5% of the principal amount thereof; or (iv) if the initial public offering price of any such Bond shall be less than 95% of the principal amount thereof.

      Since Appalachian believes that every effort should be made to minimize, to the extent possible, carrying costs of facilities employed by Appalachian in the rendition of utility services and the County will apply the funds derived from the issuance of Series L Refunding Bonds to the payment of up to $10,000,000 aggregate principal amount of Series H Bonds, Appalachian believes that the public interest will be served by the issuance of the Series L Refunding Bonds.

      Appalachian believes that the consummation of the transactions herein proposed will be in the best interests of Appalachian's consumers and investors and consistent with sound and prudent financial policy. Moreover, because the proceeds from the sale of the Series L Refunding Bonds will be deposited by the County with the Trustee and will be applied to the payment of up to $10,000,000 aggregate principal amount of Series H Bonds, none of the proceeds of the sale of the Series L Refunding Bonds will be received by Appalachian.


                             Compliance with Rule 54

      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of June 30, 2000, AEP, through its subsidiaries, had an aggregate investment in EWGs and FUCOs of $1,920,829,000. This investment represents approximately 54.2% of $3,544,649,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended June 30, 2000. However, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the "100% Order") in File No. 70-9021. Although AEP's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, AEP's aggregate investment is below the 100% limitation authorized under the 100% Order.

      As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, AEP's consolidated capitalization consisted of 47.4% common and preferred equity and 52.6% debt. As of June 30, 2000, AEP's consolidated capitalization consisted of 36.2% common and preferred equity and 63.8% debt. The requested authorization will have no impact on AEP's consolidated capitalization ratios on a pro forma basis. AEP believes this ratio remains within acceptable ranges and limits. Further, AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.

      AEP will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). AEP does, and will continue to, comply with the requirement that no more than 2% of the employees of AEP's electric utility operating subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which AEP directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, AEP will continue to submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility operating subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

      Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($3,544,649,000) represented an increase of approximately $40,644,000 (or 1.2%) in the average consolidated retained earnings from the previous four quarterly periods ($1,693,698,000); and (iii) for the fiscal year ended December 31, 1999, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.

      As noted, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP, nor would it have an adverse impact on any of its electric utility operating subsidiaries or their customers, or on the ability of state commissions to protect the electric utility operating subsidiaries or their customers.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment No. 28 to be signed on its behalf by the undersigned thereunto duly authorized.

                                    APPALACHIAN POWER COMPANY


                                    By_/s/ A. A. Pena________
                                      ---------------
                                 Vice President


Dated:  October 18, 2000